SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

PCCW Limited

(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower TaiKoo Place, 979 King’s Road Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

PCCW LIMITED

INDEX TO EXHIBITS

Item
1.	Announcement dated February 26, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 26, 2003	By: /s/ Fiona Nott
Name: Fiona Nott

Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of PCCW Limited wish to announce the connected transaction described below which constitutes a connected transaction falling under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The directors of the Company wish to announce the following connected transaction which was entered into on February 26, 2003:

Background

A wholly-owned subsidiary of PCCW Limited (the “Company”), PCC Investments Limited (“PCCI”), is party to a joint venture with Commercial Radio Productions Limited (“CRP”). The joint venture was established on November 7, 2000 and the joint venture company, PCC Skyhorse Holding Limited (“Skyhorse”), and its subsidiaries (the “Skyhorse Group”) have created a multimedia Internet content distribution website directed at the Chinese community in Hong Kong and worldwide. The Skyhorse Group provides content production services for the Company’s broadband Internet services, including the now.com.hk portal. 60% of the share capital of Skyhorse is held by PCCI and the remaining 40% is held by CRP.

Share Repurchase

CRP, PCCI and Skyhorse entered into an agreement on February 26, 2003 (the “Agreement”) pursuant to which Skyhorse will repurchase CRP’s entire shareholding in Skyhorse for HK$80 million which will be settled at the time of the repurchase by a cash payment from Skyhorse’s internal resources arising as a result of PCCI’s original equity commitment in the joint venture. Under the Agreement, the repurchase will be conducted on normal commercial terms.

Connected Transaction

CRP is a substantial shareholder in Skyhorse and a connected party of the Company. The Agreement is therefore subject to the disclosure requirements set out in rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as modified by the Modified Calculation Concession described in the Company’s announcement dated September 16, 2002).

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. Since the establishment of the joint venture in November 2000, the Skyhorse Group has created a multimedia Internet content distribution website directed at the Chinese community in Hong Kong and worldwide. The Skyhorse Group also provides content production services for the Company’s broadband Internet services, including the now.com.hk portal. The operating position of the Skyhorse Group has strengthened through this start-up phase (losses for the year ended December 31, 2001 were approximately HK$38 million, reducing to approximately HK$15 million for the year ended December 31, 2002 (unaudited)). The directors of the Company (including the independent non-executive directors) believe that the transaction described above is in the interests of the Company. The transaction will benefit the Company by enabling it to gain full control of the Skyhorse Group, thereby ensuring that the now.com.hk portal continues to operate effectively and that the Company is able to benefit in full from its potential further growth and other synergies between the Skyhorse Group and the Company’s broadband Internet services. The terms of the transaction have been negotiated on an arm’s length basis and on terms no less favourable than those available to or from independent third parties. The consideration of HK$80 million is based on the total net asset value of the Skyhorse Group of approximately HK$221 million as shown in its unaudited management accounts as at December 31, 2002. The directors of the Company (including the independent non-executive directors) believe that such terms are fair and reasonable so far as the shareholders of the Company are concerned.

By Order of the Board Fiona Nott Company Secretary

Hong Kong, February 26, 2003